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08033206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2007__ AND ENDING __September 30, 2008__
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caldwell Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__931 Hartz Way #100__
                          (No. and Street)

__Danville__   __CA__   __94526-3400__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John C. Helmer__   __(925) 838-5525__
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Barbara F. Hill, CPA__
                        (Name – *if individual, state last, first, middle name*)

__865 Walnut Avenue__   __Walnut Creek__   __CA__   __94598__
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___John C. Helmer___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Caldwell Securities, Incorporated___, as of ___September 30___, 20_08_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

___Chairman___
Title

___John A. Tamisiea___
Notary Public

JOHN A. TAMISIEA
Commission # 1689318
Notary Public - California
Contra Costa County
My Comm. Expires Sep 21, 2010

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

CALDWELL SECURITIES, INCORPORATED

For the Fiscal Year Ended
September 30, 2008

Barbara F. Hill

CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue

Walnut Creek, California 94598

(925) 938-0892

FAX (925) 938-5387

Email: barbarahill@earthlink.net

Caldwell Securities, Incorporated
September 30, 2008

Table of Contents

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
of Caldwell Securities, Incorporated

I have audited the accompanying consolidated statement of financial condition of Caldwell Securities, Incorporated (the Company) as September 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated at September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules (e) – (n) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbara F. Hill
Certified Public Accountant
November 19, 2008

Schedule (b)


Caldwell Securities, Incorporated
Statement of Financial Condition
September 30, 2008



ASSETS


Current Assets		
Cash		$ 37,598.53
Accounts receivable		171.61
Prepaid expenses		3,350.71
Total Current Assets		41,120.85
Fixed Assets		
Furniture, fixtures and equipment (Note 2)	81,477.31	
Accumulated depreciation	(54,939.51)	
		26,537.80
Total Fixed Assets		
Refundable deposits		800.00
Loans to Shareholders (Note 3)		5,941.59
Secured demand note (Note 4)		120,000.00
Total Assets		$194,400.24


LIABILITIES


Current Liabilities	
Accrued wages and payroll taxes	14,784.75
Accounts payable	5,519.36
Income taxes payable	622.00
Payroll liabilities	559.49
Total Current Liabilities	21,485.60
Secured demand note payable (Note 4)	120,000.00
Total Liabilities	141,485.60


SHAREHOLDER'S EQUITY


Common stock	
Authorized 10,000 shares	
Issued 100 shares - $10 par	1,000.00
Additional paid in capital	5,000.00
Retained earnings	46,914.64
Total Shareholder's Equity	52,914.64
Total Liabilities and Shareholder's Equity	$ 194,400.24


The accompanying notes are an integral part of these financial statements.
Page 2


Schedule (c)

Caldwell Securities, Incorporated
Statement of Operations
For the Fiscal Year ended September 30, 2008

Income	
Advisory fees	$ 556,239.84
Commissions	9,014.77
Mutual funds service fees	503.46
Other Income	50.13
Interest income	979.65
Total Income	566,787.85
Expenses	
Officers' salaries	276,000.00
Staff salary	71,671.50
Employee benefits and payroll taxes	56,271.92
Communications	36,156.09
Occupancy	33,502.71
Promotion	25,306.58
Travel	16,944.97
Automobile expense	11,977.74
Dues and subscriptions	14,285.14
Consultants and professional fees	8,078.75
Commissions paid	4,116.72
Regulatory fees	2,138.00
Outside services	2,274.56
Depreciation (Note 2)	5,785.24
Other expenses	341.71
Total Expenses	564,851.63
Net Income Before Taxes	1,936.22
Current taxes – state	923.00
Current taxes – federal	1,527.00
Net Income After Taxes	$ (513.78)

Schedule (d)

Caldwell Securities, Incorporated
Statement of Cash Flows
For the Fiscal Year ended September 30, 2008

Increases (Decreases) in Cash and Cash Equivalents

Operating Activities

Net earnings $ (513.78)

Adjustment to reconcile net earnings to net cash provided
by operating activities

Depreciation 5,785.24

Changes in current assets and liabilities

Decrease in accounts receivable	$ 72.47	
Decrease in prepaid expenses	545.70	
Decrease in income taxes payable	(455.00)	
Increase in accounts payable	618.49	
Decrease in accrued wages and taxes	(50,129.20)	

Net changes in current assets and liabilities (49,347.54)

Net cash used by operations (44,076.08)

Investing Activities

Purchase of computers and peripherals (1,660.06)

Financing Activities

Loan to shareholder (5,941.59)

Decrease in cash and cash and cash equivalents (51,677.73)

Cash at the beginning of the fiscal year 89,276.26

Cash and cash equivalents at the end of the year $ 37,598.53

Supplemental disclosures of cash flow information:

- The company paid $1,257 taxes to the Internal Revenue Service and paid $923 to the Franchise Tax Board in this fiscal year.
- $19.83 interest was paid in this fiscal year.

The accompanying notes are an integral part of these financial statements
Page 4

Caldwell Securities, Incorporated
Statement of Changes in Shareholder's Equity
and
Statement of Changes in Liabilities Subordinated
to Claims of Creditors
For the Fiscal Year ended September 30, 2008

Schedule (e)

Changes in Shareholder's Equity

Shareholder's Equity – September 30, 2007	$ 53,428.42
Net Loss October 1, 2007 - September 30, 2008	(513.78)
Shareholder's Equity – September 30, 2008	$ 52,914.64

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

Liabilities subordinated to claims of general creditors – September 30, 2007	$120,000.00
Liabilities subordinated to claims of general creditors – September 30, 2008	120,000.00
Change in liabilities subordinated to claims of general creditors	$ 0

Schedule (g)

Caldwell Securities, Incorporated
Computation of Net Capital
For the Fiscal Year ended September 30, 2008

Total ownership from Statement of Financial Conditions		$ 52,914.64
Add:		
Liabilities subordinated to claims of general creditors		
allowed in this computation		120,000.00
Total Capital and Allowed Subordinated Liabilities		$ 172,914.64
Deduct:		
Non-allowable assets		
Fixed assets (net of depreciation)	$ 26,537.80	
Prepaid expenses	3,350.71	
Loans to officers	5,941.59	
Refundable deposits	800.00	
Total non-allowed assets		(36,630.10)
Net Capital		$ 136,284.54

Reconciliation between Unaudited and Audited Report		
Unaudited report, September 30, 2008		$ 154,213.00
Increase September 30, 2008 payroll accruals	$ (15,405.62)	
Increase September 30, 2008 accounts payable	(359.77)	
Increase in accrued liabilities	(1,540.62)	
Increase in income taxes payable	(622.00)	
Rounding	(0.45)	
Total reconciling items		(17,928.46
Net Capital		$ 136,284.54

The accompanying notes are an integral part of these financial statements
Page 6

Schedule (h)

Computation for determination of reserve requirement pursuant to Rule 15c3-3

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities."

Schedule (i)

Information relating to possession or control requirements under Rule 15c3-3

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities".

Schedule (j)

A reconciliation, including appropriate explanation of computation of net Capital under Rule 15c3-1 and computation for determination of reserve requirement under exhibit A of rule 15c3-3.

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (k)

Reconciliation between the audited and unaudited statements of financial condition with respect to method of consolidation.

Not applicable - exempt under (K)(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. or all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (l)

The Oath or Affirmation is attached to the front of these financial statements.

Schedule (m)

Supplemental SIPC Schedule

Not applicable

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Board of Directors
Caldwell Securities, Incorporated

Report on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of Caldwell Securities, Incorporated (the Company), for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Report on Internal Control
Schedule (n)
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbara F. Hill
Certified Public Accountant
November 19, 2008

Note 1 – Brief History

Caldwell Securities was incorporated February 16, 1982 and began operations on June 1, 1982. The corporation is is dually registered as a securities broker-dealer and as an investment advisor. A member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation, it clears the majority of its securities transactions through its correspondent broker, Wedbush Morgan Securities, Inc. in Los Angeles, California. It has self-cleared a small number of transactions, which usually involved dual agency crosses of shares of three independent community banks in northern California. The Company's primary source of revenue is providing fee-based investment advisory services to customers, who are predominately middle to upper income individuals and their estates, trusts and pension and retirement plans.

In July 2004 Caldwell Securities opened a branch office in Sausalito that is managed by Joseph Helmer, a registered broker and son of John C. Helmer, Chairman of Caldwell Securities, Inc., The operations of both the main office in Danville, California and the new office in Sausalito are supervised by John Helmer.

In April 2008 John C. Helmer transferred title of his shares in the corporation to John C. Helmer and Mary D. Helmer, Trustees of the John and Jinx Helmer Revocable Trust dated January 4, 2005 (Trustees). Immediately thereafter the Trustees made a gift of 10% of their shares in the corporation to Joseph F. Helmer and the by-laws of the corporation were amended to provide for two (2) directors: John C. Helmer and Joseph F. Helmer. It was further resolved by the board at that meeting that the new officers of the corporation are John C. Helmer, Chairman, Secretary and CFO and Joseph F. Helmer, President and Mary D. Helmer, Assistant Secretary.

Note 2 – Summary of Significant Accounting Policies

These financial statements have been prepared on the accrual basis of accounting.

Furniture, fixtures and equipment are recorded at cost and are depreciated on the federal income tax method. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Depreciation taken for this fiscal year is $5,785.24.

Provisions for Federal Income and California Franchise taxes are provided as applicable. In the current year the corporation owed $1,577 in federal income taxes and $923 in California Franchise Taxes.

The company paid $1,028 federal estimated taxes and $800 state estimated taxes and $499 federal taxes and $123 state taxes for a total of $524 was due at September 30, 2008.

Note 3 – Concentrations

As of November 14, 2008 customers and officers of Caldwell Securities collectively owned 617,846 shares of Wedbush, Inc., valued at $9,885,536, almost 20% of total customer-officer assets ($50,974,893), and more than twice the value of the next largest position, John Wiley & Sons ($4,166,704). 99,004 of these shares (16.02%) are beneficially owned by officers, and thus not subject to advisory fees, the main source of the corporation's revenues.

The 617,846 shares represent 5.75% of the 10,739,739 Wedbush Inc. shares outstanding. Wedbush Inc. is a holding company. Wedbush Morgan Securities, Inc., its largest subsidiary, is the corporation's clearing agent.

Note 4 – Seccured Demand Note

The Company has a notes receivable from John C. Helmer, President and CEO of Caldwell Securities, Inc. and corresponding notes payable by Caldwell Securities, Incorporated to John C. Helmer for $120,000. This non-interest bearing subordinated agreement was made pursuant to the capital requirements of 17 CFR 240.15c3-1 of the rules and regulations of the National Association of Securities Dealers, Inc. The note was executed on January 31, 2007 for $120,000. The term of that note is from January 31, 2007 to January 31, 2017.

John C. Helmer has collateralized these agreements with 8,161 shares of Growth Fund of America, Inc. mutual fund with a September 30, 2008 market value of $26.95 per share for a total of $235,846. Only the required collateral value of $120,000 has been recorded in these financial statements.

Note 5 – Leases

In April 2006 the Company renewed its lease with a three-year lease agreement for office space on Hartz Way in Danville. The monthly payments were $1,302 month thru June 2007 and increased to $1,345 in July 2007 and to $1,384 in July 2008.

Beginning January 1, 2006 the Company entered into a month to month agreement for its offices in Sausalito at $866 per month. This rent increased to $915 per month on August 1, 2007 and to $924 per month in February 2008.

Lease payments in the current fiscal year were $27,335.

Note 6 – Pension and Profit Sharing Plan

The Company has an approved pension plan which allows a maximum contribution of 25% of compensation for eligible employees who work more than one thousand hours a year and have been continuously employed by the Company for two years. The company has three full-time employees who are eligible to participate in this plan. This year the Company elected not to make any contributions to the plan and the company has not made any contributions to this plan since the year ended September 30, 2004.

Note 7 – Related Party Transaction

Joseph Helmer President of the corporation and manager of the new Sausalito branch of Caldwell Securities is the son of John Helmer, Chairman and manager of the Danville office of Caldwell Securities, Inc.

Mary Helmer, the wife of John Helmer, Chairman of Caldwell Securities, Inc., is employed as an administrative assistant in the main office in Danville, California. Kathleen Helmer, wife of Joseph Helmer, President of Caldwell Securities, Inc. is employed as an administrative assistant in the Sausalito office of the company.

In September 2008 the company converted the value of personal travel and automobile expenses to a loan to the shareholders. These loans are $2,229.85 to John C. Helmer and $3,711.77 to Joseph F. Helmer and they are to be repaid to the corporation on or before December 31, 2008 with annual interest at 5%.

